UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0080
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
FORM 25	hours per response . . . 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-23181

PAULA FINANCIAL
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

87 East Green Street, Suite 206, Pasadena, CA 91105
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.01 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17CFR240.12d2-2(a)(1)

☐   17CFR240.12d2-2(a)(2)

☐   17CFR240.12d2-2(a)(3)

☐   17 CFR240.12d2-2(a)(4)

☐   Pursuant to 17 CFR 240. 12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.I

☒   Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements o£17 CFR 240.12d2-2( c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, _PAULA Financial (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 2, 2006	By	/s/ Deborah S. Maddocks	Vice President — Finance
Date		Name	Title

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number